UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
BetFully, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 2, 2015

Physical address of issuer
6120 Paseo Del Norte, Suite F2, Carlsbad, CA 92011

Website of issuer
https://www.fantasysportsco.com/

Current number of employees
6

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,107,282	$262,592
Cash & Cash Equivalents	$1,057,715	$199,875
Accounts Receivable	$0	$62,217
Short-term Debt	$22,554	$51,558
Long-term Debt	$0	$0
Revenues/Sales	$991,309	$858,680
Cost of Goods Sold	$0	$0
Taxes Paid	$2,440	$0
Net Income (Loss)	($358,561)	($20,493)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 22, 2022

BetFully, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

BetFully, Inc. ("the Company", "BetFully", "BETFULLY", "Fantasy Sports Company", "Fantasy Sports Co.", "we", "us", "our") was incorporated on July 2, 2015, under the laws of the State of Delaware, and is headquartered in Carlsbad, CA. The Company was originally incorporated under the name Fantasy Sports Company, and officially amended its name to BetFully, Inc. on November 3, 2021.

The Company is located at 6120 Paseo Del Norte, Suite F2, Carlsbad, CA 92011.

The Company's website is https://www.fantasysportsco.com/ and https://www.betfully.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Investors should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive market space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new customers or clients or renew customer or client subscriptions or contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their customers. Their customers may be able to seek price reductions from them when they renew a contract or subscription, when a contract or subscription is extended, or when the client's business or customer's use has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures, and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition, and results of operations.

The Company conducts business in a heavily regulated industry. If the Company fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status, and exclusion from certain programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition, and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for the rest of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

BetFully, Inc., Inc. was originally incorporated on July 2, 2015, in the state of Delaware. The Company was originally incorporated under the name Fantasy Sports Company, and amended its name to BetFully, Inc. on November 3, 2021.

On November 3, 2021, Fantasy Sports Company changed its company name to BetFully, Inc. ("BETFULLY") to better represent the future opportunities in the growing sports betting industry. BETFULLY continues to manage and operate our products that include, but are not limited to, LineStar, TrackWiz, and BetFully.

BETFULLY was founded to fill the missing gap between fantasy sports stats and game providers. As a champion of the "common man", the easy-to-read lineups are derived from proprietary algorithms and consider 100+ unique factors including weather, stadium, competitive and historical performances of individual players. Fantasy Sports Company is the leader in mobile daily fantasy sports tools which includes their LineStar apps that have more than 1,000,000+ registered users.

BETFULLY offers personalized optimal lineups for DraftKings, FanDuel, and Yahoo. BETFULLY assists customers in making the right game-time decision with minimal effort. It's like having access to your very own sports expert in the palm of your hand. Available in the form of mobile app downloads, or as a web service, we do the heavy lifting for thousands of fantasy sports players.

Business Overview and Plan

Sports fans love sports-betting and although it's not legal in most of the U.S. and placing bets is difficult for most players, an estimated $150B is wagered illegally each year. However, this has been changing since the U.S. Supreme Court legalized sports gambling in 2018 and now the legal industry is expected to grow from $1.5B to $81B by 2030.

New Jersey, New York, Michigan, and over 40% of all U.S. states are live or about to legalize sports gambling. We are primed to take advantage of this policy shift. The legalization of sports gambling only happens once and we believe we have a winning plan.

At BETFULLY, we are huge sports fans and created LineStar, a comprehensive Daily Fantasy Sports product that covers more sports, has a wider array of data & tools, and is priced more affordably than our competitors. We also created TrackWiz to give horse racing fans digital access to race stats, odds, and expert picks.
Our goal is to help you win at sports betting! We have a base of 500K sports fans, over 800K downloads, a 4.5-star rating on our apps from 7K+ reviews and cover more sports than other players in the market.

Now, BETFULLY is about to release our next key idea in the online sports betting world, a rewards program that lets you get up to 10% back on all your bets, win or lose! It's called BetFully and it's already growing support from our fans. BetFully is designed in a similar way as successful affiliate programs like Honey, eBates, ibotta, & RetailMeNot; but we focus on sports betting and online casinos. Just register with BetFully for free and use any participating operator to place your bets, BetFully automatically tracks your rewards and rebates. BetFully generates revenue from operators and then the rewards are shared with users, so we all win!

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Erik Groset	Co-founder & CEO	Responsible for Fantasy Sports Co.'s executive decisions, client relations, and strategy management

Peter Groset	Co-founder & CTO		Responsible for Fantasy Sports Co.'s technical operation and leads product and development
Rick Hernandez	Board of Directors		Responsible for Fantasy Sports Co.'s key board decisions and strategic advisement and initiatives

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities prior to Offering on fully diluted basis	Other material terms
Common Stock	10,000,000	Yes	60.28%	N/A
Series Seed 1 Preferred Stock	1,923,000	Yes	11.59%	Liquidation and voting rights as set in the COI
Series Seed 2 Preferred Stock	1,398,207	Yes	8.43%	Liquidation and voting rights as set in the COI
Series Seed 3 Preferred Stock	1,272,773	Yes	7.67%	Liquidation and voting rights as set in the COI
Issued Common Stock Options	1,065,121	Yes	6.42%	N/A
Unallocated Stock Option Pool	929,879	Yes, if exercised	5.60%	N/A

The Company has the following debt outstanding:

The Company maintains a level of credit card liabilities during the normal course of business operations. As of December 31, 2021, the amount of credit card liability was approximately $20,000. There are no long-term liabilities of the Company. Please see more detail in the Financials report in Exhibit B.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the number of shares they own and percentage ownership on a fully diluted basis.

Name	Number and type/class of security held	Percentage ownership
Peter Groset	6,400,000 Common Stock Shares	38.58%
Erik Groset	3,400,000 Common Stock Shares	20.50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

BetFully, Inc. ("the Company") was incorporated on July 2, 2015, under the laws of the State of Delaware, and is headquartered in Carlsbad, CA. The Company was originally incorporated under the name Fantasy Sports Company, and officially amended its name to BetFully, Inc. on November 3, 2021.

The Company is located at 6120 Paseo Del Norte, Suite F2, Carlsbad, CA 92011.

BetFully, Inc. offers personalized optimal lineups for DraftKings, FanDuel, and Yahoo. BetFully, Inc. assists customers in making the right game-time decision with minimal effort. Fantasy Sports Co. offers different applications allowing users to make informed decisions and sports games and are available in the form of mobile app downloads, or as a web service.

Liquidity and Capital Resources

The Company has approximately $1,057,000 in cash on hand as of December 31, 2021, which will be used to execute our business strategy.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making any investment decision, readers should carefully consider the valuation and the factors used to reach such valuation. Such valuation may not be accurate, and readers are encouraged to determine their own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of the stake is immediately diluted because each unit of the same type is worth the same amount, and investors paid more for Shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), considering inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what the investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Close of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Offering
Series Seed I Financing Round	July 8, 2015	Regulation D 506(b)	Series Seed Preferred Stock	1,923,000	Continuing working capital
Series Seed II Financing Round	April 3, 2018	Regulation D 506(b)	Series Seed 2 Preferred Stock	1,398,207	Continuing working capital
Series Seed III Financing Round	August 30, 2021	Regulation CF & Regulation D, 506(c)	Series Seed 3 Preferred Stock	1,272,773	Continuing working capital

The Regulation CF round in 2021 was facilitated with SI Securities, LLC as the intermediary.

Dilution
When the Company issues more shares (or additional equity interests), the percentage of the Company those investors own will go down, even though the value of the Company may go up. Investors will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If readers are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders: None.

Bad Actor Disclosure
None.

Ongoing Reporting.
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C-AR filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

This Form C-AR represents the first annual filing that the Company has completed under Regulation CF requirements.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Erik Groset*

(Signature)

Erik Groset

(Name)

Founder & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Erik Groset*

(Signature)

Erik Groset

(Name)

Founder & CEO

(Title)

April 22, 2022

(Date)

/s/ *Peter Groset*

(Signature)

Peter Groset

(Name)

Founder & CTO

(Title)

April 22, 2022

(Date)

/s/ ***Rick Hernandez***

_____

(Signature)

Rick Hernandez

_____

(Name)

Board Member

_____

(Title)

April 22, 2022

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



Re: Company Financials

To Whom It May Concern:

I, Erik Groset, certify that the financial statements of BetFully, Inc. included in this Form are true and complete in all material respects.

Sincerely,

Erik Groset
CEO
BetFully, Inc.

4/21/22

BetFully, Inc.

Balance Sheet
For the period ending December 31, 2021
Unaudited Financials

As Of: December 31, 2021

Assets

Wells Fargo - Checking - 9380	1,032,267.35
Wells Fargo - Savings - 1867	23,603.46
PayPal	1,843.87
Security Deposit	500.00
Property Plant & Equipment	4,067.35
SlotCube Inc	45,000.00
Temporary Holds	0.00
Money in transit	0.00
Total Assets	**1,107,282.03**

Liabilities

American Express - Credit Card - 2009	8,043.99
Capital One - Credit Card - 7917	976.69
Chase - Credit Card - 5020	13,532.91
Payroll Payable - Payroll Tax	0.00
Payroll Payable - Salary & Wage	0.00
PPP Loan Payable	0.00
Total Liabilities	**22,553.59**

Equity

Preferred Stock	0.00
Common Stock	450,000.00
Seed Funding - Series Seed Preferred Stock	1,252,737.28
Retained Earnings - Appropriated	12,828.16
Retained Earnings - Unappropriated	-630,837.00
Total Equity	**1,084,728.44**

Total Liabilities and Equity	**1,107,282.03**

BetFully, Inc.

Income Statement
For the period January 1, 2021 to December 31, 2021
Unaudited Financials

	January 1, 2021 to December 31, 2021
Revenues	
Sales Revenue	12,670.00
Sales Revenue - Apple	439,165.81
Sales Revenue - Google	342,640.11
Sales Revenue - PayPal	85,775.33
Sales Revenue - Stripe	106,624.99
Affiliate Revenue	5,725.00
Returns & Allowances	-4,585.56
Interest Income	2.27
Other Income	3,291.10
Total Revenues	**991,309.05**
Operating Expenses	
Bank & ATM Fee Expense	470.00
Business Meals Expense	727.06
Charitable Contributions	303.30
Computer Equipment Expense	8,988.50
Dues & Membership Expense	750.00
Employee Benefits Expense	545.99
Equipment Expense	227.84
Facility & Utilities Expense	99.00
Furniture & Fixtures Expense	3,030.00
Gifts Expense	400.00
Independent Contractor Expense	191,667.40
Insurance Expense - Business	1,294.35
Insurance Expense - Health	29,902.07
License & Fee Expense	2,310.00
Marketing & Advertising Expense	26,838.42
Marketing & Advertising Expense - Apple Ads	22,215.28
Marketing & Advertising Expense - Facebook	15,522.30
Marketing & Advertising Expense - Google Ads	21,893.80
Merchant Fees Expense	85,142.73
Office Kitchen Expense	2,318.29
Office Supply Expense	2,495.60
Parking & Tolls Expense	20.00
Payroll Expense - Administration	3,433.00
Payroll Expense - Payroll Tax	11,946.79
Payroll Expense - Pension	24,350.71
Payroll Expense - Salary & Wage - Gusto	707,426.22
Phone & Internet Expense	1,553.25
Postage & Shipping Expense	427.32
Professional Service Expense	93,161.00
Recruiting & HR Expense	525.28
Rent or Lease Expense	33,725.01
Software & Web Hosting Expense	53,719.34
Taxes Paid	2,440.14
Total Operating Expenses	**1,349,869.99**
Total Expenses	**1,349,869.99**
Net Profit	**-358,560.94**

BetFully, Inc.

Cash Flow Statement

For the period ending December 31, 2021

Unaudited Financials

Operating Activities		
Net Revenue	$	991,309.05
Operational Expenses	$	(594,717.63)
Payroll & Personnel	$	(743,723.72)
Taxes Paid	$	(2,440.14)
Net Operational Cash		**-349,572.44**

Investing Activities		
Investments in Property, IP, Software	$	(53,988.50)
Sale of Assets	$	-
Net Investment Cash		**-53,988.50**

Financing Activities		
Repayment of Debt	$	-
Cash from Investments	$	1,252,737.28
Net Financing Cash		**1,252,737.28**

Net Cash & Cash Equivalents		**849,176.34**

BetFully, Inc.

Statement of Stockholder Equity

For Jan to Dec 2021

Unaudited Financials

	Common Stock		Retained Earnings		Total
Balance on Jan 1	$	450,000	$	(259,447)	$ 190,553
Issuance of Stock	$	1,252,737	$		1,252,737
Paid In Capital					
Net Income			$	(358,560)	$ (358,560)
Cash Dividends					
Stock Dividends					
Balance on Dec 31		**1,702,737.00**		**-618,007.00**	**1,084,730.00**